Exhibit 99.1

Chindata Group Reports Third Quarter 2020 Unaudited Financial Results

BEIJING, China, November 19, 2020 Beijing Time — Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial and Operating Highlights

•	Total revenues increased by 64.5% to RMB467.5 million (US$68.9 million) from RMB284.1 million in the same period of 2019.

•	Net loss was RMB173.7 million (US$25.6 million), compared to RMB45.7 million in the same period of 2019.

•

Adjusted EBITDA increased by 143.3% to RMB228.0 million (US$33.6 million) from RMB93.7 million in the same period of 2019. Adjusted EBITDA margin expanded to 48.8%, compared to 33.0% in the same period of 2019.

•	As of September 30, 2020, total data center IT capacity in service had increased to 248MW from 196MW as of June 30, 2020.

•	As of September 30, 2020, total data center IT capacity under construction was 226MW.

Mr. Jing Ju, Chief Executive Officer and the founder of Chindata Group, commented, “In the third quarter of 2020, we maintained our commitment towards helping leading enterprises manage their core assets and focused on providing our clients with key tasks solutions as well as developing our own core capabilities. As such, we were able to not only sustain a high growth trajectory for our hyperscale data center business, but also meet global digital industry leaders’ needs for data center capacity expansion in emerging markets in a speedy manner.”

“During the quarter, we delivered strong financial results as our total revenue grew by 11.8% quarter over quarter to RMB467.5, thus demonstrating our strong execution capability and firm commitment to our ‘Customer First’ business philosophy.” Mr. Dongning Wang, Chief Financial Officer of Chindata Group, commented, “As we continuously enhance our full-stack service capabilities along the industry value chain, we should be able to further improve our company-wide operational efficiency. We also foresee strong demands for our customized hyperscale solutions for the rest of 2020 and beyond.”

Third quarter 2020 Financial Results

TOTAL REVENUES

Total revenues in the third quarter of 2020 increased by 64.5% to RMB467.5 million (US$68.9 million) from RMB284.1 million in the same period of 2019, primarily driven by the robust growth of the Company’s colocation services in the period.

COST OF REVENUES

In line with the Company’s revenue growth, total cost of revenues in the third quarter of 2020 increased by 37.2% to RMB277.2 million (US$40.8 million) from RMB201.9 million in the same period of 2019, mainly driven by the increases in utility costs and depreciation and amortization expenses.

GROSS PROFIT

Gross profit in the third quarter of 2020 increased by 131.6% to RMB190.3 million (US$28.0 million) from RMB82.2 million in the same period of 2019. Gross margin in the third quarter of 2020 expanded to 40.7% from 28.9% in the same period of 2019.

OPERATING EXPENSES

Total operating expenses in the third quarter of 2020 increased by 159.1% to RMB283.6 million (US$41.8 million) from RMB109.4 million in the same period of 2019.

•

Selling and marketing expenses in the third quarter of 2020 increased by 107.7% to RMB34.5 million (US$5.1 million) from RMB16.6 million in the same period of 2019, primarily due to more marketing activities and higher personnel costs as the Company continued to expand its business.

•

General and administrative expenses in the third quarter of 2020 increased by 186.6% to RMB236.6 million (US$34.8 million) from RMB82.5 million in the same period of 2019. This increase was mainly driven by (i) higher share-based compensation expenses, which increased to RMB121.3 million (US$17.9 million) in the third quarter of 2020 from RMB45.9 million in the same period of 2019; and (ii) a one-off management consulting services fee, incurred in connection of the initial public offering, in the amount of RMB61.0 million.

•

Research and development expenses in the third quarter of 2020 increased by 21.3% to RMB12.5 million (US$1.8 million) from RMB10.3 million in the same period of 2019, mostly due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings.

OPERATING LOSS

Operating loss in the third quarter of 2020 was RMB93.2 million (US$13.7 million), compared to RMB27.3 million in the same period of 2019.

ADJUSTED EBITDA

Adjusted EBITDA in the third quarter of 2020 increased by 143.3% to RMB228.0 million (US$33.6 million) from RMB93.7 million in the same period of 2019. Adjusted EBITDA is defined as net loss excluding depreciation and amortization, interest income and expenses, income tax (benefits) expenses, share-based compensation, expense related to the reorganization, management consulting service fee, change in fair value of financial instruments, foreign exchange (gain) loss and non-cash operating lease cost relating to prepaid land use rights. Adjusted EBITDA margin in the third quarter of 2020 was 48.8%, compared to 33.0% in the same period of 2019.

NET LOSS

Net loss in the third quarter of 2020 was RMB173.7 million (US$25.6 million), compared to RMB45.7 million in the same period of 2019.

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) were RMB0.58 (US$0.08). Basic and diluted net loss per share were RMB0.29 (US$0.04). Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of September 30, 2020, the Company had RMB3.50 billion (US$515.2 million) in cash, cash equivalents and restricted cash, compared to RMB1.12 billion as of December 31, 2019.

RECENT DEVELOPMENT

On October 2, 2020, the Company successfully completed its initial public offering (“IPO”) of 40,000,000 ADSs, each representing two Class A ordinary shares of the Company, at a price of US$13.50 per ADS for a total offering size of US$540 million.

On October 2, 2020, the Company’s underwriters exercised their options to acquire additional 6,000,000 ADSs at the public offering price. On the same day, the Company also closed its private placement of 9,629,630, 5,925,926 and 4,444,444 Class A ordinary shares to Joyful Phoenix Limited, SCEP Master Fund, and Shiying Finance Limited, respectively.

Business Outlook

For full year 2020, the Company expects its total revenues range from RMB1,770 million to RMB1,790 million and adjusted EBITDA to range from RMB830 million to RMB850 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, November 19, 2020, at 7:30 A.M. Eastern Time (or 8:30 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	4252618

Registration Link:	http://apac.directeventreg.com/registration/event/4252618

The replay will be accessible through November 27, 2020, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696

International:	+61-2-8199-0299

Conference ID:	4252618

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.7896 to US$1.00, the noon buying rate on September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA and adjusted EBITDA margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

For Enquiries, Please Contact:

Ms. Joy Zhang

Zhuo.zhang@chindatagroup.com

Ms. Xiaolin Zhao

xiaolin.zhao@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,038,897	3,383,027	498,266
Restricted cash	14,365	36,794	5,419
Accounts receivable, net	304,695	328,524	48,386
Value added taxes recoverable	80,715	150,921	22,228
Prepayments and other current assets	134,459	202,607	29,841

Total current assets	1,573,131	4,101,873	604,140

Non-current assets
Property and equipment, net	4,404,587	5,480,468	807,186
Operating lease right-of-use assets	430,288	550,540	81,086
Finance lease right-of-use assets	155,347	147,843	21,775
Goodwill and intangible assets, net	827,069	797,311	117,431
Restricted cash	66,578	77,845	11,465
Value added taxes recoverable	247,851	311,208	45,836
Other non-current assets	66,332	157,041	23,130

Total non-current assets	6,198,052	7,522,256	1,107,909

Total assets	7,771,183	11,624,129	1,712,049

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	63,347	134,183	19,763
Accounts payable	959,372	817,650	120,427
Current portion of operating lease liabilities	37,767	38,284	5,639
Current portion of finance lease liabilities	5,485	4,946	728
Accrued expenses and other current liabilities	200,808	1,017,178	149,814

Total current liabilities	1,266,779	2,012,241	296,371

Non-current liabilities
Long-term bank loans	2,692,154	3,924,398	578,001
Operating lease liabilities	217,523	209,953	30,923
Finance lease liabilities	61,161	60,200	8,867
Other non-current liabilities	296,393	428,551	63,119

Total non-current liabilities	3,267,231	4,623,102	680,910

Total liabilities	4,534,010	6,635,343	977,281

Shareholders’ equity:
Ordinary shares	34	38	6
Additional paid-in capital	3,512,291	5,535,666	815,315
Statutory reserves	13,908	13,908	2,048
Accumulated other comprehensive income	40,011	1,373	202
Accumulated deficit	(329,071)	(562,199)	(82,803)

Total shareholders’ equity	3,237,173	4,988,786	734,768

Total liabilities and shareholders’ equity	7,771,183	11,624,129	1,712,049

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue	284,136	418,128	467,484	68,853	505,625	1,278,088	188,242
Cost of revenue	(201,949)	(251,391)	(277,157)	(40,821)	(377,505)	(771,422)	(113,618)

Gross profit	82,187	166,737	190,327	28,032	128,120	506,666	74,624
Operating expenses
Selling and marketing expenses	(16,602)	(21,323)	(34,475)	(5,078)	(33,082)	(71,491)	(10,529)
General and administrative expenses	(82,535)	(99,127)	(236,583)	(34,845)	(170,249)	(420,236)	(61,894)
Research and development expenses	(10,314)	(7,414)	(12,513)	(1,843)	(12,721)	(28,311)	(4,170)

Total operating expenses	(109,451)	(127,864)	(283,571)	(41,766)	(216,052)	(520,038)	(76,593)

Operating (loss) income	(27,264)	38,873	(93,244)	(13,734)	(87,932)	(13,372)	(1,969)
Interest income	1,017	2,315	6,280	925	3,890	10,299	1,517
Interest expense	(20,613)	(65,975)	(60,915)	(8,972)	(49,936)	(178,543)	(26,297)
Foreign exchange gain (loss)	449	907	(1,293)	(190)	(2,089)	(512)	(75)
Changes in fair value of financial instruments	(990)	(8,216)	(9,965)	(1,468)	(3,263)	(8,499)	(1,252)
Others, net	1,280	2,689	1,894	279	(2,629)	2,767	408

Loss before income taxes	(46,121)	(29,407)	(157,243)	(23,160)	(141,959)	(187,860)	(27,668)
Income tax benefit (expense)	405	(15,941)	(16,454)	(2,423)	1,386	(45,268)	(6,667)

Net loss	(45,716)	(45,348)	(173,697)	(25,583)	(140,573)	(233,128)	(34,335)

Less: Net income attributable to non-controlling interests	694	—	—	—	4,742	—	—

Net loss attributable to Chindata Group Holdings Limited	(46,410)	(45,348)	(173,697)	(25,583)	(145,315)	(233,128)	(34,335)

Net loss per share:
Basic and diluted	(0.09)	(0.08)	(0.29)	(0.04)	(0.43)	(0.40)	(0.06)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(11,234)	3,151	2,363	348	(11,156)	(38,638)	(5,691)

Comprehensive loss	(56,950)	(42,197)	(171,334)	(25,235)	(151,729)	(271,766)	(40,026)
Less: Comprehensive income attributable to non-controlling interests	694	—	—	—	4,742	—	—

Comprehensive loss attributable to Chindata Group Holdings Limited	(57,644)	(42,197)	(171,334)	(25,235)	(156,471)	(271,766)	(40,026)

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(45,716)	(45,348)	(173,697)	(25,583)	(140,573)	(233,128)	(34,335)
Depreciation and amortization	67,201	95,932	102,319	15,070	152,378	293,743	43,264
Share-based compensation	45,862	60,991	150,416	22,154	45,862	251,740	37,077
Amortization of debt issuance cost	3,787	7,176	12,003	1,768	5,821	24,749	3,645
Others	(1,019)	6,287	(8,447)	(1,244)	7,930	(8,706)	(1,282)
Changes in operating assets and liabilities	17,277	83,489	55,887	8,231	13,144	118,420	17,441

Net cash generated from operating activities	87,392	208,527	138,481	20,396	84,562	446,818	65,810

Purchases of property and equipment and intangible assets	(679,616)	(469,114)	(804,889)	(118,547)	(869,213)	(1,606,010)	(236,540)
Purchase of land use rights	(3,141)	(10,825)	(160,879)	(23,695)	(23,711)	(194,358)	(28,626)
Cash paid for business combination, net of cash acquired	—	—	—	—	(1,879,040)	—	—

Net cash used in investing activities	(682,757)	(479,939)	(965,768)	(142,242)	(2,771,964)	(1,800,368)	(265,166)

Net proceeds from financing activities	879,458	916,465	2,498,256	367,953	3,472,944	3,789,095	558,073

Net cash generated from financing activities	879,458	916,465	2,498,256	367,953	3,472,944	3,789,095	558,073

Exchange rate effect on cash, cash equivalents and restricted cash	(23,453)	236	(60,708)	(8,942)	(25,331)	(57,719)	(8,502)

Net increase in cash, cash equivalents and restricted cash	260,640	645,289	1,610,261	237,165	760,211	2,377,826	350,215

Cash, cash equivalents and restricted cash at beginning of period	644,274	1,242,116	1,887,405	277,985	144,703	1,119,840	164,935

Cash, cash equivalents and restricted cash at end of period	904,914	1,887,405	3,497,666	515,150	904,914	3,497,666	515,150

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(45,716)	(45,348)	(173,697)	(25,583)	(140,573)	(233,128)	(34,335)
Add: Depreciation & Amortization(1)	68,141	96,953	103,342	15,221	153,833	296,812	43,716
Add: Interest income & expense	19,596	63,660	54,635	8,047	46,046	168,244	24,780
Add: Income tax (benefit) expenses	(405)	15,941	16,454	2,423	(1,386)	45,268	6,667
Add: Share-based compensation	45,862	60,991	150,416	22,154	45,862	251,740	37,077
Add: Expenses related to the Reorganization(2)	2,169	—	—	—	36,312	—	—
Add: Management consulting services fee	3,149	3,934	64,862	9,553	12,208	72,757	10,715
Add: Changes in fair value of financial instruments	990	8,216	9,965	1,468	3,263	8,499	1,252
Add: Foreign exchange (gain) loss	(449)	(907)	1,293	190	2,089	512	75
Add: Non-cash operating lease cost relating to prepaid land use rights	389	745	721	106	634	2,081	306
Adjusted EBITDA	93,726	204,185	227,991	33,579	158,288	612,785	90,253
Adjusted EBITDA margin	33.0%	48.8%	48.8%	48.8%	31.3%	47.9%	47.9%

Note:

(1)	Before the deduction of government grants.
(2)	Expenses related to the Reorganization are non-recurring expenses related to the transactions in the Reorganization.